16003754

S
_ECOMMISSION
washington, D.C. 20549

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FEB 26 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital & Advisory, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Airport Park Boulevard
(No. and Street)

Latham (City) NY (State) 12110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Loomis, II 518-786-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin & Company, P.C.
(Name – *if individual, state last, first, middle name*)

11 British American Boulevard (Address) Latham (City) NY (State) 12110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital & Advisory, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JAMIE M. TOEG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TO6318361
Qualified in Albany County
My Commission Expires January 26, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST CAPITAL & ADVISORY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND OTHER REPORT
YEARS ENDED DECEMBER 31, 2015 and 2014

NORTHEAST CAPITAL & ADVISORY, INC.

TABLE OF CONTENTS

MARVIN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A. Hausamann, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Timothy A. Reynolds, CPA
Heather R. Lewis, CPA

Heather D. Patten, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Northeast Capital & Advisory, Inc.

We have audited the accompanying statements of financial condition of Northeast Capital & Advisory, Inc. (the Company) as of December 31, 2015 and 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Northeast Capital & Advisory, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positon of Northeast Capital & Advisory, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule 1 Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 11 has been subjected to audit procedures performed in conjunction with the audit of Northeast Capital & Advisory, Inc.'s financial statements. The supplemental information is the responsibility of Northeast Capital & Advisory, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

www.marvincpa.com

An Independent Member of the BDO Alliance USA

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635

In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marvin and Company, P.C.

Latham, New York
February 24, 2016

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 and 2014

ASSETS

	2015	2014
Assets		
Cash and cash equivalents	$ 18,492	$ 52,157
Receivables	5,679	-
Investments	307,792	312,566
Total Assets	$ 331,963	$ 364,723

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
Due to parent	$ 33,322	$ 61,356
Total Liabilities	33,322	61,356
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value; 2,000,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	20,999	20,999
Retained earnings	277,641	282,367
Total Stockholder's Equity	298,641	303,367
Total Liabilities and Stockholder's Equity	$ 331,963	$ 364,723

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

	2015	2014
Revenues		
Investment banking income	$ 28,056	$ 382,435
Interest and dividends	15,472	15,262
Unrealized gains (loss) on marketable equity securities, net	(4,774)	17,062
Total Revenues	38,754	414,759
Expenses		
Salaries	19,770	267,270
Rent & office supplies	2,094	33,984
Travel	2,642	33,025
Insurance	1,663	22,915
Professional & regulatory fees	17,860	20,195
Dues, database, & subscribtions	704	13,914
Total Expenses	44,733	391,303
Income (Loss) Before Income Taxes	(5,979)	23,456
Income Tax Expense (Benefit)	(1,253)	4,914
Net Income (Loss)	$ (4,726)	$ 18,542

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2013	$ 1	$ 20,999	$ 263,825	$ 284,825
Net Income	-	-	18,542	18,542
Balance, December 31, 2014	$ 1	$ 20,999	$ 282,367	$ 303,367
Net Income (Loss)	-	-	(4,726)	(4,726)
Balance, December 31, 2015	$ 1	$ 20,999	$ 277,641	$ 298,641

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Net income	$ (4,726)	$ 18,542
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gains) loss on marketable securities	4,774	(17,062)
Changes in:		
Receivables	(5,679)	11,951
Due to parent	(28,034)	2
Net Cash Provided (Used) By Operating Activities	(33,665)	13,433
Net Increase (Decrease) In Cash and Cash Equivalents	(33,665)	13,433
Cash and Cash Equivalents:		
Beginning of Year	52,157	38,724
End of Year	$ 18,492	$ 52,157

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

1. ORGANIZATION AND NATURE OF OPERATIONS

Northeast Capital & Advisory, Inc. (previously called Northeast Capital Markets, Corp) (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Loomis & Company, Inc. (previously called Northeast Capital & Advisory, Inc.) (the "Parent"). The Company began operations in June 1993. Investment banking and underwriting income during each of the years ended December 31, 2015 and 2014 was derived principally from services provided to one and two customers, respectively. The Company operates primarily in New York.

The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company.

2. SIGNIFICIANT ACCOUNTING POLICIES

Revenue Recognition

Investment banking and underwriting income is recognized based upon actual hours incurred on a particular contract and is recorded when services are rendered and all conditions are met, and may be subject to a contractual adjustment. All such revenue relates to projects referred to the Company by the Parent.

Expenses

All expenses, except for professional, travel and regulatory expenses, are allocated to the Company from the Parent based on the ratio of the Company's operating revenues to the Parent's consolidated operating revenues, where interest, dividends, and capital gains or losses are excluded from revenues.

Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than three months, to be cash equivalents. Cash equivalents consist of money market mutual funds.

Investments and Fair Value Measurements

Investments are recorded at fair value. Net realized gains and losses from the sales of investments, as well as unrealized gains and losses, are reflected in the statements of income.

Accounting principles generally accepted in the United States of America establishes a framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

2. SIGNIFICANT ACCOUNTING POLICIES

Investments and Fair Value Measurements

An asset's or liability's fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used at December 31, 2015 and 2014.

Investments in equities are valued based on quoted market prices within active markets.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other markets participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. For the years ended December 31, 2015 and 2014, there were no changes in valuation methodologies.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by the Parent. Income taxes are calculated as if the Company filed on a separate return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken an uncertain tax position that more likely than not, would not be sustained upon examination of taxing agencies. Company management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing authorities; however there are no audits in progress for any tax periods.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

For purposes of preparing the financial statements, the Company considered events through February 24, 2016, the date these financial statements were available for issuance.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2015 or 2014. Customer transactions are not handled by the Company, rather transactions are processed through an independent escrow account.

The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

3. INVESTMENTS

Fair values of assets measured on a recurring basis consist of equity securities of entities in the financial services industry. All of the investments in equity securities are valued using level 1 inputs, and are summarized as follows:

	December 31, 2015				December 31, 2014			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity Securities	$ 258,521	$ 73,604	$ (24,333)	$ 307,792	$ 258,521	$ 62,552	$ (8,507)	$ 312,566

For the years ended December 31, 2015 or 2014, there were no transfers in or out of levels 1, 2 or 3.

There were no sales of investment securities during 2015 or 2014.

4. RELATED PARTY TRANSACTIONS

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for certain general operating costs related to the Company when the Company undertakes certain projects. All direct expenses of the Company are paid by the Company.

Expenses allocated to the Company by the Parent for the year ended December 31, 2015 and 2014 were $28,256 and $375,517, respectively.

5. INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2015 and 2014 is as follows:

		2015		2014
Current Income Tax Expense				
Federal	$	(169)	$	892
State		(84)		448
Deferred Income Tax Expense		(1,000)		3,574
	$	(1,253)	$	4,914

Deferred tax liability at December 31, 2015 and 2014 (included in due to Parent) was $12,355 and $13,355, respectively, and relates to net unrealized gains (losses) on equity securities.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts payments of dividends in certain cases. At December 31, 2015 and 2014, the Company had net capital, as defined, of approximately $238,000 and $242,000, respectively, which was approximately $233,000 and $237,000, respectively, in excess of its minimum required net capital December 31, 2015 and 2014, respectively.

7. CONTINGENCIES

The Company is a member of FINRA and is subject to compliance with rules and regulations established by FINRA. The Company undergoes periodic reviews by FINRA. The Company believes that they are operating in compliance with all FINRA rules and regulations.

NORTHEAST CAPITAL & ADVISORY, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

		2015
Net Capital		
Total stockholder's equity	$	298,641
Non-allowable assets (accounts receivable)		5,679
Net capital before haircuts on securities positions		292,962
Haircuts on securities positions - 15%		(46,169)
Undue concentration		(14,384)
Net Capital	$	232,409
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Due to Parent	$	33,322
Total Aggregate Indebtedness	$	33,322
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$	2,222
Minimum net capital requirement	$	5,000
Excess net capital over minimum net capital requirement	$	227,409
Excess net capital at 1000%*	$	229,077
Ratio: Aggregate indebtedness to net capital		14.34%

* Calculated as net capital - (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between the Company's computation of net capital as filed in the unaudited Form X-17A-5 as of December 31, 2015 and the above schedule.

MARVIN
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A. Hausamann, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Timothy A. Reynolds, CPA
Heather R. Lewis, CPA

Heather D. Patten, CPA

The Stockholder
Northeast Capital & Advisory, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption From Rule 15c3-3, in which (1) Northeast Capital & Advisory, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northeast Capital & Advisory, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Northeast Capital & Advisory, Inc. stated that Northeast Capital & Advisory, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northeast Capital & Advisory Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northeast Capital & Advisory Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marvin and Company, P.C.

Latham, New York
February 24, 2016

NORTH
Capital & Advisory, Inc.
EAST
a subsidiary of Loomis & Co., Inc.

7 Airport Park Blvd.
Latham, NY 12110
(518) 426-0100

STATEMENT OF EXEMPTION FROM RULE 15c3-3
For the year ended December 31, 2015

I, Arthur L. Loomis II, hereby assert to the best of my knowledge that:

1. Northeast Capital & Advisory, Inc. is exempt from SEC Rule 15c3-3 under paragraph *(k)(2)(ii)* as it is an introducing broker, clears all transactions with a clearing-broker and promptly transmits all customer funds and securities to such clearing-broker.

2. Northeast Capital & Advisory, Inc. met the requirements of Rule 15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2015 without exception.

Arthur L. Loomis, II
President
Northeast Capital Advisory, Inc.

January 27, 2016
Date